Exhibit (d)(10)
EXECUTION VERSION
72 Mobile Holdings, LLC
c/o S.A.C. Capital Advisors, L.P.
72 Cummings Point Rd
Stamford, CT 06902
December 17, 2009
Randall S. Battat
33 Burr Drive
Needham, MA 02492
Dear Mr. Battat:
     As you know, pursuant to the proposed Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), by and among Airvana, Inc. (the “Company”), 72 Mobile Holdings, LLC, a Delaware limited liability company (the “Buyer”) and 72 Mobile Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Buyer (the “Transitory Subsidiary”), the Transitory Subsidiary has agreed, subject to the terms and conditions of the Merger Agreement, to merge with and into the Company. Capitalized terms used in this letter agreement but not defined herein shall have the meanings ascribed to them in the Merger Agreement. In consideration of the mutual covenants and conditions as hereinafter set forth, you do hereby agree as follows:
     1. Following the Effective Time (as defined in the Merger Agreement), you agree to serve in the position and on the terms described in your Summary of Employment and Equity Terms, attached hereto as Exhibit A (the “Term Sheet”).
     2. Prior to the Closing, you agree to execute all documents reasonably necessary or advisable to reflect and set forth in all material respects the terms and conditions set forth in the Term Sheet and address other reasonable and customary provisions associated therewith. Without limiting the foregoing, you hereby agree and acknowledge that, in the event the parties have not entered into definitive agreements intended to supersede the Term Sheet, the Term Sheet will, effective upon the Closing, supersede any and all prior agreements (including verbal agreements) between you and the Company, the Buyer, the Transitory Subsidiary and/or any of their respective affiliates, with respect to any matters discussed therein, including, without limitation, your employment terms and severance rights and conditions following the Closing.
     If the Merger Agreement is terminated for any reason prior to the Closing, this letter agreement and the Term Sheet will automatically terminate and neither you nor the Company, the Buyer, the Transitory Subsidiary or any of their respective affiliates will have any liability or obligation under this letter agreement or the Term Sheet. In addition, if prior to the Closing you (and/or parties related to you) violate the terms of the Holdings Interim Investors Agreement or Rollover Commitment Letter to which you (and/or parties related to you) and the Buyer are parties, the Buyer shall have the right to terminate this letter agreement. For the avoidance of doubt, none of the terms set forth in the Term Sheet or otherwise will take effect unless and until the Closing occurs.
     The terms of this letter agreement will be governed by the laws of the State of Delaware.
[Signature Page Follows]

Very truly yours, 72 MOBILE HOLDINGS, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	President

Acknowledged and agreed as of the date first written above:

/s/ Randall S. Battat
Randall S. Battat

Exhiibit A
Project AIR
Summary of Employment and Equity Terms:
Randy Battat (the “Executive”)

EMPLOYMENT TERMS

Title	President and Chief Executive Officer of Airvana, Inc. (the “Company”)

For so long as the Executive is employed by the Company (and is entitled to serve on the Board of Directors of 72 Mobile Holdings, LLC (“Holdings”) under the Holdings LLC Agreement), the Executive will also serve as a member of the Board of Directors of the Company (the “Board”) for no additional compensation.

Initial Base Salary	$540,000

Annual Cash Bonus Opportunity	Performance goals will be established by the Board in consultation with the Executive. The Executive’s target bonus for 2010 will be 100% of his base salary, and 50% of such bonus will be guaranteed (the “Minimum Guaranteed Bonus”) for the initial term.

Term	Three year initial term, which will renew automatically for one-year periods unless either party provides 90 days’ written notice of non-renewal prior to the end of any term.

Non-renewal of the term by the Company will be treated as a termination without Cause.

Severance	In the event the Executive’s employment with the Company terminates for any reason other than a termination for Cause prior to the end of the initial three-year term, the Company will pay Executive salary continuation for the duration of the three-year initial term of the employment agreement in the amount of $540,000 per year.

In addition, upon a termination of the Executive’s employment by the Company without Cause or by the Executive for Good Reason, the Executive will receive, as severance pay, (i) an amount equal to the sum of (A) his then current base salary and (B) his target bonus, with such amount to paid in substantially equal installments over a period of 12 months and (ii) if the Executive timely elects COBRA coverage, the Company will pay the cost of the Executive’s COBRA medical coverage for 12 months from the date of termination. Severance will be subject to the Executive’s execution of a general release of claims in favor of the Company and its affiliates.

Cause	Cause will mean the Executive’s: (i) material breach of his obligations under any material agreement with the Company or its affiliates, which breach the Executive fails to cure, if curable, within 30 days after receipt of a written notice of such breach; (ii) gross negligence in the performance or intentional non-performance (continuing for 30 days after receipt of written notice of need to cure) of his material duties to the Company or any of its affiliates; (iii) conviction of or entering into a plea of “no contest” to any felony or crime of moral turpitude; (iv) commission of an act of deceit, fraud, perjury or embezzlement that directly or indirectly causes harm to the Company or any of its affiliates; or (v) being habitually under the influence of drugs or alcohol during the performance of his duties to the Company or any of its affiliates, or, while under the influence of such drugs or alcohol, engaging in inappropriate conduct that directly or indirectly causes material harm to the Company or any of its affiliates.

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Good Reason	“Good Reason” means any of:

(i) a reduction in the Executive’s base salary or target bonus opportunity;

(ii) a material adverse change to the Executive’s titles or a material reduction in responsibilities;

(iii) a change in the Executive’s place of work to a location more than 50 miles from his present place of work.

The Company will have a thirty-day cure right in all cases.
EQUITY

New Options on Femtocell Stock	The femtocell business will be separated into a separate subsidiary following closing (“Femtocell”). New Femtocell option plan will be established post-merger, reserving 5%-7% of the fully diluted common stock of Femtocell for new option grants following the merger. The CEO of Femtocell will determine the allocation of option grants under the plan, subject to the approval of the Femtocell board of directors; provided that Femtocell will not issue more than 3% of the fully diluted common stock of Femtocell under the option plan without the prior approval of SAC, on the one hand, and the Executive, Vedat and Sanjeev, on the other hand. The Founders will be eligible to receive option grants under the Femtocell option plan, but only if they are providing significant services to Femtocell.

Vesting of Femtocell Options	To the extent that the Executive receives a Femtocell option and subject to his continued employment with the Company, 25% of the options will vest upon the first anniversary of the grant date, with the remaining options then vesting ratably at the end of each three-month period thereafter.

Post-Termination	Femtocell options will:
Option Exercise Period for Femtocell	• remain exercisable for 3 months following termination without Cause or for Good Reason;
Options	• remain exercisable for 6 months following termination for death or disability;

• not remain exercisable following termination for Cause.

EMPLOYMENT AGREEMENT RESTRICTIVE COVENANTS

Confidentiality	Perpetual, subject to standard exclusions defining “confidential information”.

Ownership of IP	Work product belongs to the Company.

Non-competition and non-solicitation of employees and customers	Applies until 18-months following termination of the Executive’s employment.

If the Executive materially violates these covenants, then any outstanding Femtocell options held by the Executive will be forfeited.

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